THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT AND ANY APPLICABLE STATE SECURITIES LAW OR PURSUANT TO RULE 144 OR AN OPINION OF COUNSEL SATISFACTORY TO THE PAYOR THAT SUCH REGISTRATION IS NOT REQUIRED.

CONVERTIBLE PROMISSORY NOTE

$[AMOUNT] [EFFECTIVE DATE]

FOR VALUE RECEIVED, Foodnome, Inc., a corporation organized under the laws of the State of Delaware (the ***"Company"***), hereby promises to pay to the order of [ENTITY NAME] (the ***"Holder"***), the principal amount of $[AMOUNT], plus interest in arrears from and including the date hereof on the principal balance from time to time outstanding at the rate of 6.0% per annum, compounded annually. This Convertible Promissory Note (this "***Note***") may not be prepaid in whole or in part without the consent of the Holder. Interest shall be calculated on the basis of actual number of days elapsed over a year of 365 days. All payments received by the Holder hereunder will be applied first to costs of collection, if any, then to interest and the balance to principal.

This Note is one of a series of Convertible Promissory Notes of like tenor (collectively, the "***Notes***") in an aggregate amount of up to $2,000,000 being issued by the Company on or about the date hereof. Payments hereunder will be made by check made payable to the Company or by wire transfer of immediately available United States funds transferred to the account of the Holder, which account information shall have been furnished to the Company by the Holder for that purpose. Any payment made by the Company with regard to any of the Notes will be made simultaneously with regard to each of the Notes then outstanding pro rata in the same proportion that the outstanding principal balance then due under the Note to be so paid bears to the outstanding aggregate principal balance then due under both of the Notes.

1. Maturity. The entire outstanding principal balance hereof, together with all accrued and unpaid interest thereon, shall be due and payable upon written demand by the Holder any time after the earlier of (a) 24 months after the date of this Note and (b) the closing of a Sale Transaction (as the case may be, the ***"Maturity Date"***). For purposes of this Note, the term "***Sale Transaction***" means the occurrence (whether in a single transaction or a series of related transactions) of one or more of the following events: (i) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company; or (ii) a merger, consolidation, reorganization, recapitalization or other similar transaction involving the Company, or the sale of stock of the Company (excluding a Qualified Financing in which the Note is converted), in each case where the stockholders of the Company immediately prior to such event do not retain beneficial ownership, directly or indirectly, of more than fifty percent

(50%) of the voting power of, and interest in, the successor entity or the entity that controls the successor entity.

2. <u>Automatic Conversion</u>. If a Qualified Financing is completed on or before the Maturity Date, the outstanding principal amount of this Note, together with accrued and unpaid interest due hereunder, shall be automatically converted into fully paid and nonassessable shares of Financing Stock concurrently with the closing of the Qualified Financing at a conversion price per share equal to the lesser of (a) the lowest per share price of the Financing Stock sold in the Qualified Financing and (b) the Maximum Conversion Price. ***"Qualified Financing"*** means the consummation of the sale of shares of equity securities of the Company (the ***"Financing Stock"***) resulting in gross proceeds to the Company of at least $2,000,000 (exclusive of proceeds resulting from conversion of the Notes). ***"Maximum Conversion Price"*** means the quotient obtained by dividing (i) $5,000,000 by (ii) the total number of shares of common stock of the Company outstanding immediately prior to conversion of this Note. For purposes of calculating the Maximum Conversion Price, the total number of shares of common stock of the Company outstanding shall be deemed to include shares of common stock issuable upon the exercise or conversion of outstanding stock options, warrants or other convertible securities of the Company (excluding the Notes). At the closing of the Qualified Financing resulting in the conversion of this Note pursuant to this Section 2, the Holder shall receive the same Financing Stock issued by the Company to the other purchasers participating in the Qualified Financing upon the same terms and conditions applicable to such other purchasers. In addition, the Holder shall be entitled to become a party to any additional agreements entered into by the other purchasers and the Company in connection with the Qualified Financing.

3. <u>Issuance of Stock Upon Conversion; No Fractional Shares</u>. As soon as practicable after conversion and delivery by the Holder of this Note (and in no event after 5 days thereafter), the Company, at its expense, will cause to be issued in the name of and delivered to the Holder, a certificate or certificates for (or other applicable instrument representing) the number of fully paid and nonassessable shares of stock to which the Holder shall be entitled upon such conversion. No fractional shares will be issued upon such conversion of this Note; in lieu of any fractional share to which the Holder would otherwise be entitled, the Company will pay an amount equal to the value of such fractional share in cash to the Holder. The Company
(i) shall have reserved such stock as the Holder becomes entitled to receive upon conversion pursuant to Section 2 hereof and shares of its stock into which such securities may be converted no later than the date of consummation of the Qualified Financing or conversion of this Note pursuant to Section 2 hereof, and (ii) shall take all other actions reasonably requested by the Holder to effect the foregoing. The Company warrants that all shares of stock which may be issuable upon the conversion of this Note and all shares of stock issuable upon conversion thereof will, upon issuance, be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof. The shares of stock issuable upon conversion of this Note and the shares of stock issuable upon conversion thereof shall be issued without charge to the Holder thereof for any issuance tax in respect thereof or other cost incurred by the Company in connection with the conversion and the related issuance of such shares. The Company shall provide reasonable assistance and cooperate with the Holder as required to make any governmental filings or obtain any governmental approval necessary for the conversion of this Note prior to or in connection with the conversion of this Note (including, without limitation, making any filings required to be made by the Company). The Company shall take

all such reasonable actions as may be necessary to assure that all stock which may be issuable upon the conversion of this Note and all shares of stock issuable upon conversion thereof may be issued without violation of any applicable law or governmental regulation.

4.   Events of Default. Notwithstanding any provision of this Note to the contrary, the outstanding principal and accrued interest under this Note shall become due and payable without notice or demand, upon the happening of any one of the following specified events (each, an "**Event of Default**"):

(a)   the Company fails to pay any principal, interest or other amount due hereunder when due;

(b)   the Company fails to convert the outstanding principal amount of this Note and any accrued and unpaid interest hereunder in accordance with the provisions of Section 2 hereof;

(c)   any representation or warranty made by the Company in this Note was untrue or inaccurate when made;

(d)   the Company's breach or violation of any other covenant or agreement under this Note, which breach or violation is not cured within five (5) days after written notice of such default from the Holder;

(e)   the Company admits in writing its inability to pay its debts as they become due, or makes a general assignment for the benefit of creditors;

(f)   the Company commences any case or other proceeding seeking reorganization, arrangement, adjustment, liquidation, dissolution or composition of its company structure or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any part of its property, or shall take any action to authorize any of the foregoing; or

(g)   any case or proceeding is commenced against the Company to have an order for relief entered against it as debtor or seeking reorganization, arrangement, adjustment, liquidation, dissolution or composition of its structure or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking other similar official relief for it or any part of its property, and such case or proceeding (x) results in the entry of an order for relief against it which is not fully stayed within ten (10) business days after the entry thereof or (y) is not dismissed within sixty (60) days of commencement.

5.   Representations and Warranties of the Company. The Company hereby represents and warrants to the Holder as follows:

(a)   *Organization and Qualification*. The Company is a corporation duly organized and validly existing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to own and operate its properties and assets, to carry on its business as now conducted and as proposed to be conducted and to execute and deliver this Note and to carry out and perform its obligations under the terms of this Note.

(b)   *Authorization*; *Enforceability*. All corporate action on the part of the Company, its directors, officers and stockholders necessary for the authorization, execution, delivery and performance of this Note by the Company and the performance of the Company's obligations hereunder has been taken. This Note constitutes the legal, valid and binding obligation of the Company enforceable in accordance with its terms.

(c)   *No Conflict*. Neither the execution and delivery of this Note, nor the performance by the Company of its obligations hereunder, including, without limitation, the issuance of the securities issuable upon conversion of this Note (the "***Note Securities***"), conflicts or will conflict with or results or will result in a breach of or default under (or with due notice or lapse of time or both would result in a breach or default under) the Company's certificate of incorporation or by-laws, or any statute, law, rule, regulation, judgment, decree, writ, injunction, order or award of any arbitrator, court or governmental authority, agreement or instrument which is applicable to the Company or by which the Company or any of its assets is bound, or result in the creation or imposition of any lien, security interest or other encumbrance upon any of the assets of the Company, or the suspension, revocation, impairment, forfeiture or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties. Without limiting the foregoing, the Company has obtained all waivers necessary with respect to any preemptive rights, rights of first refusal or similar rights, including any notice or offering periods provided for as part of any such rights, in order for the Company to perform its obligations hereunder without any third party obtaining any rights to cause the Company to offer or issue any securities of the Company as a result of the consummation of the transactions contemplated hereby.

(d)   *Consents*. All consents, approvals, orders or authorizations of, or registrations, qualifications, designations, declarations or filings with, any governmental authority or other person or entity, required on the part of the Company in connection with the valid execution and delivery of this Note have been made or obtained, and all consents, approvals, orders or authorizations of, or registrations, qualifications, designations, declarations or filings with, any governmental authority, required on the part of the Company in connection with the offer, sale or issuance of the Note Securities and securities issuable upon conversion of the Note Securities will be timely made or obtained prior to the issuance of any such securities.

6.   Representations and Warranties of the Holder. The Holder hereby represents and warrants to the Company as follows:

(a)   *Disclosure of Information*. The Holder believes it has received all the information it considers necessary or appropriate for deciding whether to purchase this Note. The Holder further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this Note and the business and prospects of the Company.

(b) *Restricted Securities*. The Holder understands that this Note and the Note Securities will be characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only if an exemption from registration is available.

7. New Note. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, the Company will issue a new promissory note, of like tenor and amount and dated the original date of this Note, in lieu of such lost, stolen, destroyed or mutilated Note, and in such event the Holder thereof agrees to indemnify and hold harmless the Company in respect of any such lost, stolen, destroyed or mutilated Note.

8. Expenses of Collection. The Company agrees to pay all of the Holder's reasonable costs in collecting and enforcing this Note, including all attorney's fees and disbursements.

9. Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day, or (c) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company at Foodnome, Inc., c/o Rob Soni, 101 Pinckney Street, Boston, MA 02114, and to the Holder at the address set forth on the signature page of this Note, or at such other address as the Company or Holder may designate by five (5) days advance written notice to the other party hereto. In addition to any notice otherwise required or permitted hereunder, the Company shall give the Holder written notice not less than five (5) days prior to the consummation of any Qualified Financing or Sale Transaction.

10. Waiver by Company. The Company hereby expressly waives presentment, demand, and protest, notice of demand, dishonor and nonpayment of this Note, and all other notices or demands of any kind in connection with the delivery, acceptance, performance, default or enforcement hereof, and hereby consents to any delays, extensions of time, renewals, waivers or modifications that may be granted or consented to by the Holder hereof with respect to the time of payment or any other provision hereof.

11. Amendment and Waiver. Any term, covenant, agreement or condition of this Note may, with the consent of the Company, be amended or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), with the consent of (a) the Holder or (b) holders of a majority in principal amount of all Notes, provided that any such amendment or waiver effected without the consent of the Holder shall apply to all Notes.

12. Delays or Omissions. The rights and remedies of the Holder under this Note shall be cumulative. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder upon any breach or default of the Company under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter

occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

13. <u>Severability</u>. In the event any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Note operate or would prospectively operate to invalidate this Note, then and in any such event, such provision(s) only shall be deemed null and void and shall not affect any other provision of this Note and the remaining provisions of this Note shall remain operative and in full force and effect and in no way shall be affected, prejudiced, or disturbed thereby.

14. <u>Assignment</u>. The Company may not assign this Note, in whole or in part, without the written consent of the Holder. This Note shall inure to the benefit of the Holder and its successors and assigns.

15. <u>Descriptive Headings</u>. Section headings appearing in this Note have been inserted for convenience of reference only and shall be given no substantive meaning or significance whatsoever in construing the terms and provisions of this Note.

16. <u>Governing Law</u>. This Note shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Massachusetts, without regard to its conflicts of laws provisions. The parties irrevocably and unconditionally submit to the exclusive jurisdiction of the courts sitting in Boston, Massachusetts, over any suit, action or proceeding arising out of or relating to this Note. The parties irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in such court and any claim that any such suit, action or proceeding brought in such court has been brought in an inconvenient forum. The parties agree that a final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the parties and may be enforced in any other courts to whose jurisdiction other parties are or may be subject, by suit upon such judgment.

17. <u>SPV.</u> The Investor hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any shares of the Capital Stock issued pursuant to the terms of this instrument into a special-purpose vehicle or any entity designed to aggregate the interests of holders of the Convertible Note.

18. <u>Repurchase.</u> If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase this instrument from the Investor for the greater of (i) the Purchase Amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "**Repurchase**," and such greater value, the "**Repurchase Value**"); *provided, however*, that, in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the shares of Safe Preferred Stock the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of shares of Safe Preferred Stock by the Conversion Price and is referred to as the "**Aggregate Value**"), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such

independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event.

19. Jury Trial Waiver; No Set-Off. THE COMPANY HEREBY KNOWINGLY AND VOLUNTARILY IRREVOCABLY WAIVES TRIAL BY JURY AND THE RIGHT THERETO IN ANY ACTION OR PROCEEDING OF ANY KIND, ARISING UNDER OR OUT OF, OR OTHERWISE RELATED TO, THIS NOTE. THE COMPANY FURTHER ACKNOWLEDGES THAT IT HAS HAD AN OPPORTUNITY TO REVIEW THIS NOTE WITH ITS COUNSEL AND THAT IT ON ITS OWN HAS MADE THE DETERMINATION TO EXECUTE THIS NOTE AFTER CONSIDERATION OF ALL OF THE TERMS OF THIS NOTE AND OF ALL OTHER FACTORS WHICH IT CONSIDERS RELEVANT. ALL PAYMENTS HEREUNDER SHALL BE MADE WITHOUT ANY DEDUCTIONS WHATSOEVER, INCLUDING DEDUCTION FOR SET-OFF, COUNTERCLAIM OR RECOUPMENT.

IN WITNESS WHEREOF, the parties have executed this agreement as of ___[INVESTMENT DATE]___.

Investment Amount: $[AMOUNT]

COMPANY:

FOODNOME, INC.

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]

Investor Signature

By: _____   By:_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited